SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

SOAPSTONE NETWORKS INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of class of securities)

833570 104

(CUSIP number)

Mark Nelson

275 Long Ranch Road

St. Helena, CA 94574

(707) 738-8941

With a copy to:

Steven Della Rocca, Esq.

David Kurzweil, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

(212) 906-1200

(Name, address and telephone number of person authorized to receive notices and communications)

June 25, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 833570 104	13D	Page 2 of 13

1	NAME OF REPORTING PERSON: Mark Nelson and Dana Johnson, Joint Tenants with the Right of Survivorship
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

*	Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mark Nelson and Dana Johnson and the Cantus Foundation (the “Foundation”), of which Mr. Nelson and Ms. Johnson are directors, that they are the beneficial owners of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The Foundation was created and funded solely by Mr. Nelson and Ms. Johnson. Mr. Nelson and Ms. Johnson have no direct pecuniary interest in the Foundation, but control the investment decisions of the Foundation.

CUSIP No. 833570 104	13D	Page 3 of 13

1	NAME OF REPORTING PERSON: Mithras Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: PN

*	Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mithras Capital, LP (the “Partnership”), of which Mark Nelson and Dana Johnson, as trustees of the Mark Nelson and Dana Johnson Revocable Trust dated November 17, 2005, and Janet Pagano are the general partners (collectively, the “General Partners”), that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 833570 104	13D	Page 4 of 13

1	NAME OF REPORTING PERSON: Janet Pagano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Soapstone Networks Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 296 Concord Road, Billerica, MA 01821.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Mark Nelson on behalf of Mark Nelson and Dana Johnson, (2) the Partnership and (3) Janet Pagano. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

(b) The principal address of each of the Reporting Persons and the General Partners is 255 Long Ranch Road, St. Helena, CA 94574.

(c) Mark Nelson’s and the General Partners’ principal occupations are private investors. The Partnership’s principal business is investment in securities.

(d) and (e)

During the last five years, none of the Reporting Persons or General Partners has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mark Nelson, Dana Johnson and Janet Pagano is a United States citizen. The Partnership is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction

The shares of Common Stock purchased by the Reporting Persons have been acquired for investment purposes. The Reporting Persons believe the Common Stock represents an attractive investment opportunity at this time. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, depending on the Reporting Persons’ evaluation of the Issuer’s business,

(Page 5 of 13 Pages)

prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions, and other future developments.

Except as otherwise indicated in this Item 4, the Reporting Persons have no present plans or proposals with respect to the Issuer that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons do not own any shares of Common Stock.

(b) Mark Nelson and Dana Johnson have the sole power to direct the vote of and sole power to direct the disposition of all shares owned by the Foundation and the Partnership. Janet Pagano has the sole power to direct the vote of and sole power to direct the disposition of all shares owned by Ms. Pagano.

(c) The transactions in the Common Stock that were effected by the Reporting Persons, in the open market by individual purchases, during the past 60 days were the following:

(i)	Purchase by the Foundation of 16,256 shares at $3.36 per share on October 9, 2008;

(ii)	Purchase by the Foundation of 30,000 shares at $3.33 per share on October 10, 2008;

(iii)	Purchase by the Foundation of 839 shares at $3.32 per share on October 13, 2008;

(iv)	Sale by the Foundation of 1,000 shares at $3.38 per share on October 13, 2008;

(v)	Sale by the Foundation of 20,692 shares at $2.93 per share on October 16, 2008;

(vi)	Sale by the Foundation of 74,735 shares at $2.78 per share on October 17, 2008;

(vii)	Purchase by the Foundation of 5,499 shares at $2.84 per share on October 17, 2008;

(viii)	Sale by Janet Pagano of 5,000 shares at $2.73 per share on October 17, 2008;

(ix)	Purchase by the Foundation of 42,375 shares at $2.94 per share on October 22, 2008;

(Page 6 of 13 Pages)

(x)	Sale by the Foundation of 8,300 shares at $2.93 per share on October 22, 2008;

(xi)	Sale by the Foundation of 7,000 shares at $2.79 per share on October 23, 2008;

(xii)	Sale by the Foundation of 10,461 shares at $2.52 per share on October 24, 2008;

(xiii)	Purchase by the Foundation of 30,000 shares at $2.62 per share on October 27, 2008;

(xiv)	Sale by the Foundation of 20,700 shares at $2.50 per share on October 27, 2008;

(xv)	Sale by Janet Pagano of 5,000 shares at $2.42 per share on October 28, 2008;

(xvi)	Sale by the Foundation of 18,000 shares at $2.50 per share on October 28, 2008;

(xvii)	Purchase by the Foundation of 9,404 shares at $2.57 per share on October 30, 2008;

(xviii)	Purchase by the Foundation of 12,900 shares at $2.92 per share on November 3, 2008;

(xix)	Purchase by the Partnership of 1,300,000 shares at $2.68 per share on November 6, 2008;

(xx)	Sale by the Foundation of 1,276,015 shares at $2.68 per share on November 6, 2008;

(xxi)	Sale by the Partnership of 3,000 shares at $2.69 per share on November 6, 2008;

(xxii)	Purchase by Janet Pagano of 4,553 shares at $2.30 per share on November 19, 2008;

(xxiii)	Purchase by the Partnership of 21,000 shares at $2.66 per share on December 9, 2008;

(xxiv)	Purchase by the Partnership of 32,000 shares at $2.75 per share on December 10, 2008;

(xxv)	Purchase by the Partnership of 1,500 shares at $2.66 per share on December 11, 2008;

(Page 7 of 13 Pages)

(xxvi)	Purchase by the Partnership of 62,499 shares at $3.05 per share on December 15, 2008;

(xxvii)	Sale by the Partnership of 13,999 shares at $3.06 per share on December 15, 2008;

(xxviii)	Sale by the Partnership of 20,000 shares at $2.47 per share on February 5, 2009;

(xxix)	Sale by the Partnership of 8,000 shares at $2.78 per share on February 9, 2009;

(xxx)	Sale by the Partnership of 3,700 shares at $2.53 per share on February 18, 2009;

(xxxi)	Purchase by the Partnership of 4,100 shares at $3.42 per share on February 19, 2009;

(xxxii)	Purchase by the Foundation of 890 shares at $3.45 per share on February 24, 2009;

(xxxiii)	Sale by the Partnership of 800 shares at $3.35 per share on February 26, 2009;

(xxxiv)	Purchase by the Foundation of 14,932 shares at $3.19 per share on March 2, 2009;

(xxxv)	Purchase by Janet Pagano of 15,225 shares at $3.14 per share on March 2, 2009;

(xxxvi)	Purchase by the Foundation of 5,000 shares at $3.35 per share on March 3, 2009;

(xxxvii)	Sale by Janet Pagano of 10 shares at $2.68 per share on March 3, 2009;

(xxxviii)	Sale by Janet Pagano of 20 shares at $2.60 per share on March 4, 2009;

(xxxix)	Sale by Janet Pagano of 1,860 shares at $2.86 per share on March 10, 2009;

(xl)	Sale by Janet Pagano of 2,230 shares at $2.88 per share on March 11, 2009;

(xli)	Sale by Janet Pagano of 1,180 shares at $2.92 per share on March 12, 2009;

(Page 8 of 13 Pages)

(xlii)	Purchase by the Partnership of 5,000 shares at $3.17 per share on March 18, 2009;

(xliii)	Purchase by the Foundation of 6,200 shares at $3.29 per share on March 24, 2009;

(xliv)	Purchase by the Foundation of 20,400 shares at $3.29 per share on March 25, 2009;

(xlv)	Sale by the Partnership of 2,500 shares at $3.35 per share on March 25, 2009;

(xlvi)	Purchase by the Foundation of 5,000 shares at $3.30 per share on March 27, 2009;

(xlvii)	Purchase by the Foundation of 1,679 shares at $3.22 per share on March 31, 2009;

(xlviii)	Sale by the Foundation of 73,195 shares at $3.15 per share on March 31, 2009;

(xlix)	Purchase by the Foundation of 7,460 shares at $3.53 per share on April 2, 2009;

(l)	Purchase by the Foundation of 9,000 shares at $3.52 per share on April 3, 2009;

(li)	Purchase by the Foundation of 36,034 shares at $3.55 per share on April 6, 2009;

(lii)	Purchase by the Foundation of 35,777 shares at $3.51 per share on April 7, 2009;

(liii)	Purchase by Janet Pagano of 3,500 shares at $3.74 per share on April 23, 2009;

(liv)	Purchase by the Foundation of 100 shares at $3.59 per share on May 1, 2009;

(lv)	Purchase by the Foundation of 200 shares at $3.65 per share on May 15, 2009;

(lvi)	Purchase by the Foundation of 1,700 shares at $3.89 per share on June 3, 2009;

(lvii)	Purchase by the Foundation of 11,100 shares at $3.93 per share on June 11, 2009;

(Page 9 of 13 Pages)

(lviii)	Sale by the Foundation of 29,800 shares at $3.83 per share on June 11, 2009;

(lix)	Sale by the Foundation of 1,000 shares at $3.75 per share on June 15, 2009;

(lx)	Sale by the Foundation of 86,150 shares at $4.13 per share on June 16, 2009;

(lxi)	Purchase by the Foundation of 30,000 shares at $4.12 per share on June 16, 2009;

(lxii)	Sale by the Foundation of 55,000 shares at $4.13 per share on June 17, 2009;

(lxiii)	Sale by the Foundation of 98,934 shares at $4.12 per share on June 18, 2009;

(lxiv)	Purchase by the Foundation of 159,496 shares at $4.19 per share on June 22, 2009;

(lxv)	Sale by Janet Pagano of 52,978 shares at $4.17 per share on June 22, 2009;

(lxvi)	Purchase by the Partnership of 6,500 shares at $4.18 per share on June 23, 2009;

(lxvii)	Sale by the Partnership of 91,578 shares at $4.11 per share on June 23, 2009;

(lxviii)	Purchase by the Partnership of 25,900 shares at $4.11 per share on June 24, 2009;

(lxix)	Sale by the Partnership of 268,273 shares at $4.10 per share on June 24, 2009;

(lxx)	Purchase by the Partnership of 6,200 shares at $4.12 per share on June 25, 2009;

(lxxi)	Sale by the Partnership of 786,249 shares at $4.09 per share on June 25, 2009;

(lxxii)	Purchase by the Partnership of 19,780 shares at $4.15 per share on June 26, 2009;

(lxxiii)	Sale by the Partnership of 287,269 shares at $4.14 per share on June 26, 2009.

(Page 10 of 13 Pages)

(d) Not applicable.

(e) June 25, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

On March 19, 2009, the Partnership transferred 1,366,600 shares (the “Partnership Transfer”) of the Common Stock to the Foundation to facilitate certain of the transactions described in Item 5(c) above (the “March Transaction”). The Foundation will pay $3,689,948.27 out of the proceeds of the March Transaction to the Partnership as consideration for the Partnership Transfer.

On June 22, 2009 and June 25, 2009, the Foundation transferred 1,100,000 shares and 267,489 shares, respectively (the “Foundation Transfer”), of the Common Stock to the Partnership to facilitate certain of the transactions described in Item 5(c) above (collectively, the “June Transaction”). The Partnership will pay $3,693,674.28 out of the proceeds of the June Transaction to the Foundation as consideration for the Foundation Transfer.

Item 7.	Materials to be Filed as Exhibits

(a) The Joint Filing Agreement.

(Page 11 of 13 Pages)

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2009

/s/ Mark Nelson
Mark Nelson

/s/ Janet Pagano
Janet Pagano

Mithras Capital, LP

By:	Mark Nelson and Dana Johnson, as trustees of the Mark Nelson and Dana Johnson Revocable Trust dated November 17, 2005, as its General Partner

/s/ Mark Nelson
Mark Nelson

/s/ Dana Johnson
Dana Johnson

(Page 12 of 13 Pages)

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D with respect to the beneficial ownership by each of the undersigned of shares of Soapstone Networks Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: July 1, 2009

/s/ Mark Nelson
Mark Nelson

/s/ Dana Johnson
Dana Johnson

/s/ Janet Pagano
Janet Pagano

Mithras Capital, LP

By:	Mark Nelson and Dana Johnson, as trustees of the Mark Nelson and Dana Johnson Revocable Trust dated November 17, 2005, as its General Partner

/s/ Mark Nelson
Mark Nelson

/s/ Dana Johnson
Dana Johnson

(Page 13 of 13 Pages)